Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

October 22, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. Jay Ingram

Re:	STR Holdings (New) LLC
Registration Statement on Form S-1
File No. 333-162376

Dear Mr. Ingram:

On behalf of our client, STR Holdings (New) LLC (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-162376), together with exhibits thereto (the “Registration Statement”).

Set forth below in bold are comments in the Staff’s comment letter of October 20, 2009, in connection with the Registration Statement.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Corporate Reorganization, page 40

1.                                      We note that you will undergo a corporate reorganization prior to the consummation of the offering.  Please explain to us when and how you intend to reflect these transactions in your financial statements and related per share disclosures in your registration statement, including your consideration of retro-active or pro forma disclosures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reflected the corporate reorganization by disclosing pro forma earnings per share and by providing pro forma balance sheet information.  See pages 14-15, 49-52, 57-58, F-7-F-8 and F-46-F-49.

2.                                      Please provide a more comprehensive discussion regarding how the exchange ratios of units into common stock were determined and clarify if and how the exchange ratios will vary based on the offering price.  In order for a reader to more easily understand the mechanics of the calculations, please consider presenting a table showing the number of units by class, the exchange ratio for each respective class and the number of shares of common stock to be issued.  To the extent that the exchange ratios differ by unit class, please address the underlying reasons for the differences.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41-43 and F-46-F-49 in response to the Staff’s comment.

In addition, the Company respectfully advises the Staff that the Class A, B, C, D, E and F units issued at the acquisition date and the subsequent awards were valued based on independent fair value valuations of the units on the date of issuance taking into account the terms of the priority distribution provisions set forth in the Third Amended and Restated STR Holdings LLC Agreement (the “LLC Agreement”). The terms of the LLC Agreement provide for a pre-defined priority distribution to the unit holders of common stock or restricted common stock in the event of an initial public offering. The number of shares that each class of the units converts into is based on the equity value of the Company at the initial public offering. The Company respectfully advises the Staff that, as a result, it has determined that there are no beneficial conversion features with respect to the units.

Note 11-Stock-Based Information, F-30

3.                                      Please disclose the fair value of outstanding equity instruments based on the estimated IPO price and discuss each significant factor contributing to the difference between the fair values as of each grant date and the estimated IPO price.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-46-F-49 in response to the Staff’s comment. The Company respectfully advises the Staff as follows:

The Company awarded various classes of units in June 2007, August 2007 and March 2008.  In addition, the Company entered into an agreement to grant Class A units or phantom Class A units with an aggregate fair value of $6.0 million as of April 2009.  All of the aforementioned units were subject to vesting.  As described in Note 11 to the Consolidated Financial Statements set forth in the Amendment (the “Financial Statements”), in connection with each award, the Company had an independent valuation performed that determined the fair value of each unit at the award date based on a Black-Scholes option pricing model.

2007 Equity Awards.  In June and August 2007, the Company awarded Class B, C, D, E and F units.  To value the 2007 awards, the Company had an independent valuation performed that used the enterprise value ascribed by the purchase price for the Transaction (as defined in the Financial Statements) which occurred contemporaneously with the awards and then applied a Black-Scholes option pricing model as set forth in the Financial Statements. The weighted average per unit value of the June and August 2007 awards were $2.85 for service-based awards and $3.22 for performance-based awards.  Applying the ratios disclosed in the “Corporate Reorganization” section of the Amendment, which were based on an assumed initial public offering price of $14.00 per share, the weighted average value on a per share basis (as converted) would be between $2.26 and $2.55 per share.  As noted above, in accordance with the LLC agreement, the holders of these units were not entitled to any priority distributions until the Class A unit holders had received aggregate distributions equal to the value of their aggregate capital contributions and then the Class B, C, D and F units would participate on a pro rata basis with the Class A units in subsequent distributions, and after the holders of Class A units received aggregate distributions equal to 2.5 times their aggregate capital contribution, then the Class E units would also participate in subsequent distributions.  The priority distribution feature was also reflected in the value of the awarded units.

2008 Equity Awards.  In March 2008, the Company awarded Class C, D and E units.  To value the 2008 awards, the Company had an independent valuation performed that determined the enterprise value of the Company based on the discounted cash flow and prior transaction methods and then applied a Black-Scholes option pricing model as set forth in the Financial Statements and obtained a weighted average per unit value of $8.16 for performance-based awards and $7.26 for service-based awards. Applying the ratios disclosed in the “Corporate Reorganization” section of the Amendment, which were based on an assumed initial public offering price of $14.00 per share, the weighted average value on a per share basis (as converted) would be between $5.75 per share and $6.45 per share.  The priority distribution feature was also reflected in the value of these awards. The increase in value also reflected the improved operating performance of the Company including the growth in its solar business.

2009 Equity Awards.  In September 2009, the Company entered into an agreement to award Class A units or phantom Class A units with an aggregate fair value of $6.0 million as of April 2009.  When issued, the units will begin to vest after April 2009. To value the 2009 awards, the Company had an independent valuation performed that determined the enterprise value of the Company in April 2009 which was determined on the discounted cash flow and prior transaction methods. The Black-Scholes option pricing model was then applied to obtain a weighted average per unit value of $26.85. Applying the ratios disclosed in the “Corporate Reorganization” section of the Amendment, which were based on an assumed initial public offering price of $14.00 per share, the value at the time of grant on a per share basis (as converted) of the phantom Class A units would be approximately $13.50 per share. The priority distribution feature was also reflected in the value of these awards. The increase in value reflected the improved operating performance of the Company including the growth in its solar business. This growth is due to overall improved solar market conditions, including renewable energy programs in the United States and China as well as the development of the Company’s Malaysian facility which commenced shipments in August 2009 and the growth in the Company’s quality assurance business resulting from increased regulatory oversight of consumer products, such as the adoption of the Consumer Product Safety Improvement Act of 2008, which requires manufacturers of such products to have independent product testing performed prior to their distribution.

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If it would expedite the review of the information provided herein, please do not hesitate to call me at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch

cc:	Dennis L. Jilot, STR Holdings (New) LLC
Barry A. Morris, STR Holdings (New) LLC
Joseph C. Radziewicz, STR Holdings (New) LLC
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP